Filed Pursuant to Rule 433

Registration No. 333-182258-01

December 5, 2013

Pricing Term Sheet

Issuer:	Ameren Illinois Company

Expected Ratings* (Moody’s/S&P/Fitch):	A3/A/BBB+

Trade Date:	December 5, 2013

Settlement Date:	December 10, 2013

Issue:	4.80% Senior Secured Notes due 2043

Security:	The Senior Secured Notes will be secured by a series of the issuer’s first mortgage bonds until the release date.

Offering Size:	$280,000,000

Coupon:	4.80% per annum

Maturity:	December 15, 2043

Treasury Benchmark:	3.625% due August 15, 2043

US Treasury Spot:	95-04

US Treasury Yield:	3.904%

Spread to Treasury:	+93 basis points

Re-offer Yield:	4.834%

Price to Public (Issue Price):	99.464%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2014

Optional Redemption:	Prior to June 15, 2043, at any time at 100% of the principal amount plus accrued and unpaid interest plus a make-whole premium at a discount rate equal to the Treasury Yield plus 20 basis points, and on or after June 15, 2043, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP:	02361D AM2

Joint Bookrunners:	BNP Paribas Securities Corp.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mitsubishi UFJ Securities (USA), Inc.
RBC Capital Markets, LLC

Co-managers:	SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Drexel Hamilton, LLC
Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.